Exhibit (a)(2)(i)

May 18, 2012

Dear Stockholder:

On behalf of the Board of Directors of GTSI Corp. (the “Company”), I am pleased to inform you that on May 7, 2012, the Company entered into a definitive Merger Agreement to be acquired by UNICOM SUB ONE, INC. (“Purchaser”), an affiliate of UNICOM Systems, Inc. (“Parent”). Parent is a global information technology company and part of the UNICOM® group of companies. Pursuant to the terms of the Merger Agreement, Purchaser commenced a tender offer on May 18, 2012 to purchase all of the outstanding shares of the Company’s common stock for $7.75 per share in cash, without interest.

Following completion of the tender offer Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation in the merger. In the merger, all shares of the Company’s common stock not purchased in the tender offer will be converted into the right to receive the same cash payment as in the tender offer, without interest.

After careful consideration, the Company’s Board of Directors has unanimously determined that the tender offer and the merger are advisable, fair to and in the best interests of the stockholders of the Company, and approved the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement.

Accordingly, the Company’s Board of Directors unanimously recommends that the Company’s stockholders accept the tender offer and tender their shares in the tender offer and, if required by applicable law, vote their shares in favor of the adoption of the Merger Agreement.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) the Purchaser’s Offer to Purchase, dated May 18, 2012, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer.

Please read the enclosed materials carefully. You should act promptly, as the tender offer is scheduled to expire at 12:00 midnight, New York City time, on June 15, 2012, unless extended or earlier terminated.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

/s/ Sterling Phillips

Sterling Phillips

President and Chief Executive Officer